ARKEMA

July 7th,2006

06015151

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended *(**the Exchange Act**)*, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

dlw 7/14

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : "Arkema announces Kynar® production capacity increase at its Cavert City facility in the US"
- Press release: " Arkema continues to improve the competitiveness of its Performance Products segment"

ARKEMA

Press release

Communiqué de presse

Paris, June 21st 2006

Arkema announces Kynar® production capacity increase at its Calvert City facility in the US

Arkema, worldwide leader in the high performance technical polymer polyvinylidene fluoride (PVDF) distributed under the tradename Kynar®, announces that it intends to increase its production capacity at its Calvert City (KY, USA) facility by over 2,000 tons a year. The investment is expected to be $12 million.

Scheduled for completion in early 2008, this capacity increase will make Kynar® unit production in Calvert City one of the largest PVDF plant in the world, strategically placed to supply both American and Asian markets. Like Arkema's PVDF plant in Pierre-Benite, France, the Calvert City plant benefits from integrated monomer feedstocks, efficient technology, and experienced manufacturing personnel.

According to Bernard Roche, group president of Arkema's technical polymers business unit, *"the group firmly intends to meet growing demand, while strengthening its leading position in the PVDF world market."*

Distributed under the tradename Kynar®, PVDF is a technical polymer that offers valuable surface characteristics and resists weathering and corrosive chemicals. It has many applications in chemical engineering and in construction as the basis for high performance paints used to protect metal surfaces.

A global chemical player, Arkema combines 3 related and integrated business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

Press release

Communiqué de presse

Paris, July 5th 2006

Arkema continues to improve the competitiveness of its Performance Products segment

Arkema announces three projects to reinforce the competitiveness of its Performance Products segment. These projects concern the Technical Polymers, Additives, and Specialty Chemicals business units. The implementation of these three projects should result in the reduction of 91 positions overall*.

The Technical Polymers business unit has today presented to the Works Council of its Serquigny facility (France / Eure) a project concerning the Rilsan® polyamide powder production units designed to restore the site's competitiveness and therefore consolidating Arkema's world leading position in this activity over the long term.

The Additives business unit has announced the closure of tin catalyst production at the Mobile facility (USA / Alabama). All this activity will be concentrated at its Carrollton facility (USA / Kentucky) where production capacity will be increased and infrastructures optimized.

The Specialty Chemicals business unit has today presented to the CECA S.A. Central Works Council a project for the closure of the activities at its Pierrefitte-Nestalas industrial facility (France / Hautes-Pyrénées) and the development of its Phosphorus Specialties business, in particular with the setting-up of new production capacities in China.

** In France, the implementation of these projects is subject to the legal information and consultation procedure involving labor unions.*

A global chemical player, Arkema consists of 3 related and integrated business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com